ROYCE GIFTSHARES FUND
                        RULE 18f-3 PLAN


      Rule 18f-3 under the Investment Company Act of 1940 (the "Investment Company Act") permits mutual funds to issue multiple classes of shares. Under Rule 18f-3(d), each mutual fund that seeks to rely upon Rule 18f-3 is required to (i) create a plan (a "18f-3 Plan") setting forth the differences among each class of its shares, (ii) receive the approval of a majority of its Board of Trustees (including a majority of the non-interested trustees) that the 18f-3 Plan, including the expense allocation between each class of shares, is in the best interests of each class individually and the fund as a whole and (iii) file a copy of the 18f-3 Plan with the Securities and Exchange Commission (the "Commission") as an exhibit to the fund's registration statement. The following 18f-3 Plan is for Royce GiftShares Fund (the "Fund"), a series of The Royce Fund, and describes the differences between the classes of the Fund's shares.

      The Fund offers two classes of its shares--Consultant Class shares and Investment Class shares. The shares of each class may be purchased at a price equal to the next determined net asset value per share of such class, subject to any sales loads and ongoing asset-based charges described below.

      Consultant Class shares (i) are sold to investors who are customers of certain broker-dealers that have entered into agreements with, and that are compensated by the distributor of, The Royce Fund's shares, (ii) are subject to a contingent deferred sales charge ("CDSC"), unless redeemed in order to make tax payments, payable to such distributor in an amount equal to a percentage of the purchase price of the shares being redeemed, ranging from 5% during approximately the first year after purchase and declining to 1.5% during approximately the sixth year after purchase, as described in the Prospectus for such shares,(iii) are subject to 12b-1 fees of up to 1% of the average net assets of such shares and (iv) automatically convert into Investment Class shares approximately eight years after purchase.

      Investment Class shares (i) are generally not distributed through such broker-dealers and (ii) are subject to 12b-1 fees of up to .25% of the average net assets of such shares. All such 12b-1 fees are paid to such distributor under The Royce Fund's distribution plan pursuant to Rule 12b-1 under the Investment Company Act (the "12b-1 Plan"). Consultant Class and/or Investment Class shares sold to new investors after a future date set by The Royce Fund's Board of Trustees may bear a front-end sales load, and Investment Class shares sold to new investors after such a future date may bear a contingent deferred sales charge, as set forth in the 12b-1 Plan. Information regarding the 12b-1 Plan and the 12b-1 fees payable by the Consultant Class and the Investment Class is or will be set forth in the Fund's current Prospectuses for such classes and in the Statement of Additional Information for The Royce Fund.

     Each Consultant Class and Investment Class share of the Fund represents a pari passu interest in the Fund's investment portfolio and other assets and has the same redemption, voting and other rights. Each class bears those identifiable expenses incurred solely for shareholders of such class, including (but not limited to) (i) printing and distributing prospectuses, periodic reports and proxy statements to such shareholders,(ii) Commission and Blue Sky registration fees, (iii) transfer agency and other shareholder services and (iv) litigation or other legal expenses. Thus, each class' shares bear the expenses of its ongoing 12b-1 fees and have exclusive voting rights with respect to the 12b-1 Plan as applied to such class, and the 12b-1 fees that are imposed on each class' shares are imposed directly against that class and not against all of the Fund's assets, so that such fees will not affect the net asset value of any other class.

       Net investment income dividends and capital gains distributions paid by the Fund on each class of its shares will be calculated in the same manner at the same time and will differ only to the extent that 12b-1 fees relating to a particular class or any other expenses incurred solely for a particular class are borne exclusively by that class.

      Exchange Privilege. Only shareholders of the Investment Class have an exchange privilege with the other series of The Royce Fund. There is currently no limitation on the number of times a shareholder may exercise the exchange privilege. The exchange privilege may be modified or terminated in accordance with the rules of the Commission.

      Allocation of Income, Gains, Losses and Expenses. Income, gains and losses of the Fund are allocated pro rata according to the net assets of each class. Expenses not incurred by a specific class of the Fund are allocated according to the net assets or number of shareholder accounts, each on a pro rata basis, of each class.

      Amending 12b-1 Plan. The Fund will not implement any amendment to its 12b-1 Plan for either the Consultant Class or the Investment Class that would materially increase the amount that may be borne by such class unless the holders of such class of shares voting separately as a class and, in the case of such an amendment applicable to the Investment Class, Consultant Class shareholders also voting separately as a class, approve the proposal.

      Conversion of Consultant Class Shares to Investment Class Shares. After the applicable CDSC period has expired, Consultant Class shares will automatically convert into Investment Class shares of the Fund on the basis of the relative net asset values per share of the two classes, without the imposition of any front-end sales load, fee or other charge.

      Shareholders holding Consultant Class shares in certificate form will not receive Investment Class share certificates until the shareholder tenders the Consultant Class share certificate(s) to the Fund's transfer agent. Until Consultant Class share certificates are exchanged for Investment Class share certificates, the Consultant Class share certificates will represent the shareholder's interest in the Investment Class shares received upon conversion.

      This  Plan shall become effective on the date on which  The
Royce Fund's post-effective amendment including a Prospectus for the Fund's Consultant Class shares shall become effective.




                              THE ROYCE FUND



May 28, 1997                  By: S/CHARLES M. ROYCE
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